UNILIFE CORPORATION
250 CROSS FARM LANE
YORK PA 17406
T + 1 717 384 3400

July 26, 2011
VIA EDGAR

Ms. Amanda Ravitz Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Unilife Corporation Post-Effective Amendment No. 4 on Form S-3 File no. 333-167631

Dear Ms. Ravitz:

In connection with the Registration Statement referred to above, Unilife Corporation, a Delaware corporation (the “Company”), hereby acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marjorie Sybul Adams, Esq. of DLA Piper LLP (US) with any questions or comments at (212) 335-4517.

UNILIFE CORPORATION

By:   /s/ Alan Shortall
Alan Shortall
Director and Chief Executive Officer